[redacted]

11016435

SEC MAIL PROCESSING
RECEIVED
FEB 2 5 2011
WASH. D.C. SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: August 31, 2013 Estimated average burden hours per response ... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53574

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: CITADEL SECURITIES LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

131 South Dearborn Street
(No. and Street)

Chicago	Illinois	60603
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PATRICIA STASNY (312) 395-4366
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

1 North Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

pwc

Report of Independent Auditors

To the Members of Citadel Securities LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Citadel Securities LLC (the "Company") at December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 23, 2011

PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606
T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us

CITADEL SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2010
(Expressed in U.S. dollars in thousands)

ASSETS

Assets:		
Cash	$	288,922
Cash segregated under federal regulation		30,000
Securities owned		7,773,248
Securities purchased under agreements to resell		381,933
Receivable from brokers, dealers, clearing organizations, and futures commission merchants		162,688
Securities borrowed		12,972,084
Collateral held under securities loan agreements		6,991,504
Receivable from affiliated customers		4,336
Receivable from customers		3,141
Exchange memberships and trading rights (fair value $33,033) (Note 2)		30,730
Receivable for order flow		14,122
Interest receivable		10,327
Dividends receivable		2,178
Other assets		8,776
Total assets	$	28,673,989

LIABILITIES AND MEMBERS' CAPITAL

Liabilities:		
Securities sold, not yet purchased	$	5,532,722
Securities sold under agreements to repurchase		5,038,144
Payable to brokers, dealers, clearing organizations, and futures commission merchants		1,706,707
Securities loaned		15,343,270
Payable for order flow		34,443
Payable to affiliated customers		1,356
Payable to affiliates		40,095
Interest payable		9,946
Dividends payable		3,894
Other liabilities		13,824
Total liabilities		27,724,401
Members' capital		949,588
Total liabilities and members' capital	$	28,673,989

See notes to statement of financial condition.

NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2010
(Expressed in U.S. dollars)

(1) Organization:

Citadel Securities LLC (the "Company"), a Delaware limited liability company, is registered with the U.S. Securities and Exchange Commission ("SEC") as a broker and dealer, is registered with the U.S. Commodity Futures Trading Commission ("CFTC") and the National Futures Association as a futures commission merchant, is a member of the Financial Industry Regulatory Authority, Inc. and Securities Investor Protection Corporation, is a clearing member of the Depository Trust Company, National Securities Clearing Corporation, Fixed Income Clearing Corporation (together, the Depository Trust & Clearing Corporation, or "DTCC"), Chicago Mercantile Exchange and Chicago Board of Trade, is a clearing member and participant in the Options Clearing Corporation ("OCC") and the New York Stock Exchange stock loan programs and is a member of the Boston Options Exchange, Chicago Board Options Exchange ("CBOE"), CBOE Futures Exchange, CBOE Stock Exchange, Chicago Stock Exchange, ICE Futures Exchange, International Securities Exchange, NYSE Alternext, NYSE AMEX Options, NYSE Arca (Equities and Options), Nasdaq OMX, Nasdaq Options Market, Nasdaq OMX BX, Nasdaq OMX PHLX, BYX Exchange, BZX Exchange, EDGA Exchange and EDGX Exchange.

For the year ended December 31, 2010, Citadel Derivatives Group Investors LLC ("CDGI") and CLP Holdings LLC ("CLPH") were the sole members of the Company. The Company primarily engages in market making in U.S. options and equities on various U.S. exchanges, trade execution, clearing and financing services, proprietary trading, institutional sales and trading and investment banking services, including capital markets and underwriting activities. Citadel Holdings I LP ("CH1P") is the manager of the Company and is responsible for managing all of its investment and other activities. CH1P has claimed an exemption from registration as a "commodity pool operator" with the CFTC with respect to the Company pursuant to CFTC Rule 4.13(a)(4).

Citadel LLC, formerly known as Citadel Investment Group, L.L.C., an affiliate of CH1P, provides administrative and investment-related services to the Company. Omnium LLC ("Omnium"), an affiliate of Citadel LLC, is responsible for providing certain administrative services to the Company.

(2) Summary of Significant Accounting Policies:

The accompanying statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of the statement of financial condition in accordance with GAAP requires CH1P to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ significantly from those estimates.

(2) Summary of Significant Accounting Policies, Continued:

Cash and Cash Equivalents

The Company defines cash and cash equivalents on the statement of financial condition as funds held in liquid investments with original maturities of 90 days or less, as well as investments in money market funds. Substantially all cash and cash equivalents are held at a major U.S. financial institution.

Cash Segregated Under Federal Regulation

Cash of $30,000,000 has been segregated in a special reserve bank account for the benefit of customers under the SEC Computation for Determination of Reserve Requirements ("Rule 15c3-3") of the SEC.

Securities Owned

The Company's securities owned are recorded at fair value and substantially all are held at major U.S. financial institutions which are permitted by contract or custom to sell or repledge these securities.

Offsetting Financial Instruments

Financial assets and liabilities, as well as cash collateral received and posted, are offset by counterparty when the Company believes there exists a legally enforceable right to set off the recognized amounts. As a result, the net exposure to each counterparty is reported as either an asset or liability on the statement of financial condition.

Foreign Currency Translation

The Company may hold assets and liabilities denominated in foreign currencies. The fair value of assets and liabilities is translated into U.S. dollars using spot currency rates on the date of valuation as determined by CH1P.

Transfers of Financial Assets

In general, transfers of financial assets are accounted for as sales when the Company has relinquished control over the transferred assets. For transfers that are not accounted for as sales, which involve the transfer of financial assets over which the transferor retains control, the financial assets remain on the statement of financial condition and the transfer is accounted for as a collateralized financing.

Securities Borrowed and Securities Loaned

Securities borrowing and lending transactions are reported as operating activities and require cash or other financial instruments as collateral to be deposited or taken in. Such financial instruments may include obligations of corporations and equities. Securities borrowed are recorded at the amount of cash collateral advanced plus accrued interest receivable. Securities loaned are recorded at the amount of cash and fair value of securities collateral received plus accrued interest payable, as required.

(Expressed in U.S. dollars)

(2) Summary of Significant Accounting Policies, Continued:

Securities Borrowed and Securities Loaned, Continued

Securities borrowing and lending transactions are collateralized as a percentage of the fair value of the securities borrowed or loaned. In an attempt to mitigate counterparty credit risk related to securities borrowed and securities loaned, securities are marked to fair value on a daily basis and, correspondingly, cash is exchanged and/or securities are transferred between the borrower and lender to satisfy the resulting changes in collateral requirements. Certain securities borrowing and lending transaction are conducted with other securities exchanged as collateral and no rebate paid or received. Based on the nature of the Company's business, CH1P believes that these transactions arise when the Company desires to borrow securities to cover short positions, and are therefore accounted for as securities borrowing transactions. At December 31, 2010, the Company has evaluated the collateral pledged and received in connection with securities borrowed and securities loaned transactions and does not anticipate losses as a result of a counterparty's failure to return collateral.

During the year, the Company engaged in securities borrowing and lending transactions with affiliates and non-affiliates. As part of these transactions, as of December 31, 2010, the fair value of securities borrowed by the Company was $15,128,284,944, for which cash of $12,966,955,275 and securities with a fair value of $2,591,420,033 were pledged as collateral. The fair value of securities loaned was $14,372,683,117, for which cash of $8,349,826,477 and securities with a fair value of $6,991,504,019 were received as collateral. Included in securities borrowed and securities loaned is $5,129,032 of interest receivable and $1,939,289 of interest payable, respectively.

Repurchase and Reverse Repurchase Agreements

The Company engages in collateralized financing transactions consisting of securities sold under agreements to repurchase ("repurchase agreements") and securities purchased under agreements to resell ("reverse repurchase agreements"). Repurchase and reverse repurchase agreements are short-term in nature, and are recorded at contract value, plus accrued interest, on the statement of financial condition. The Company records the net repurchase or reverse repurchase agreement position by counterparty on the statement of financial condition if the right of offset exists. Repurchase and reverse repurchase agreements are collateralized primarily through pledging or receipt of securities. CH1P monitors collateral fair value on a daily basis relative to the contract value, including interest, and when necessary, requires the transfer of cash or securities in order to manage its exposure and ensure sufficient collateral. During the year, the Company had reverse repurchase agreements with affiliates and non-affiliates and repurchase agreements with non-affiliates. The Company has accepted collateral that it is permitted by contract or custom to sell or repledge. As of December 31, 2010, as a result of entering into reverse repurchase agreements, the Company obtained collateral with a fair value of $382,713,923. At December 31, 2010, the Company also had repurchase agreements with collateral posted having a fair value of $5,450,424,154.

(2) Summary of Significant Accounting Policies, Continued:

Exchange Memberships and Trading Rights

The Company's exchange memberships, which represent ownership interests in certain exchanges and clearing corporations and which provide the Company with the right to conduct business on those exchanges, and exchange memberships which represent only the right to conduct business on the exchange are recorded at cost or, if an other–than-temporary impairment in value has occurred, at a value that reflects CH1P's estimate of the impairment. In addition, the Company owns market making rights on various exchanges. These rights are accounted for as indefinite life intangible assets which are reviewed annually for impairment. The disclosure of the fair market value of the exchange memberships and trading rights is based on recent sales, where available. CH1P may arbitrate the price information received in determining the best estimate of the fair value.

Valuation of Financial Instruments

The Company measures and reports securities owned; securities sold, not yet purchased; financial instruments held as collateral under securities loan agreements; investments in money market funds; and derivative financial instruments ("Financial Instruments") at fair value, as determined by CH1P. Financial Instruments are generally characterized by the geographies/time zone(s) of trading. The fair value determined by CH1P is based on available information and represents CH1P's best estimate of fair value. The fair value determined may not necessarily reflect the amount which might ultimately be realized in an arm's length sale or liquidation of the Financial Instruments and such differences may be material. All Financial Instruments are valued at the close of business on each date of determination in the relevant time zone as determined by CH1P. Valuations are not changed subsequent to such closing time, irrespective of whether part or all of a group of Financial Instruments continue to trade after the close of business and prior to the next opening of business in such time zone, except that CH1P may value (or revalue as the case may be) any and all Financial Instruments based on pricing or other relevant information obtained after the close of business if CH1P believes that doing so is necessary to better reflect fair value and is consistent with the Company's governing documents. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between knowledgeable, willing parties. Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied. These valuation techniques involve some level of estimation and judgment by CH1P, the degree of which is dependent on the price transparency for the instruments or market and the instruments' complexity.

(2) Summary of Significant Accounting Policies, Continued:

Valuation of Financial Instruments, Continued

The accounting guidance for fair value measurements and disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Basis of Fair Value Measurement

Level 1 Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly; and

Level 3 Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A Financial Instrument's level within the fair value hierarchy is based on the lowest level of any input, individually or in the aggregate, that is significant to the fair value measurement.

If CH1P determines that either the volume and/or level of activity for an asset or liability has significantly decreased (from normal conditions for that asset or liability) or price quotations or observable inputs are not associated with orderly transactions, increased analysis and management judgment will be required to estimate fair value. Valuation techniques such as an income approach might be appropriate to supplement or replace a market approach in those circumstances. Regardless, however, of the valuation technique and inputs used, the objective for the fair value measurement in those circumstances is unchanged from what it would be if markets were operating at normal activity levels and/or transactions were orderly; that is, to determine the current exit price.

Financial Instruments are valued by CH1P taking into consideration third party pricing sources to the extent possible. Third party pricing sources may include one or more exchanges, organized dealer markets, electronic trading facilities or brokers and dealers. For certain Financial Instruments, indications of fair value may be quoted by a limited number of market participants. CH1P may arbitrate the price information received in determining the best estimate of fair value for the Financial Instrument. Financial Instruments also may be valued on the basis of a spread or price differential, as quoted by dealers, to other financial instruments.

Financial Instruments which are traded on one or more exchanges, organized dealer markets or electronic trading facilities are generally valued at their closing price on the exchange upon which they are principally traded. Such Financial Instruments are generally classified within level 1 of the fair value hierarchy.

(2) Summary of Significant Accounting Policies, Continued:

Valuation of Financial Instruments, Continued

For Financial Instruments in which there is no readily determinable available third party pricing, the fair value determined by CH1P represents its best estimate of fair value. In all instances, any Financial Instrument may either be valued by CH1P, or CH1P may consider the valuation of such Financial Instrument provided by the person or entity, if any, who controls or manages such Financial Instruments or who is engaged by CH1P to value such Financial Instruments. CH1P's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the Financial Instrument.

The following describes the valuation techniques applied to the Company's major classes of assets and liabilities to measure fair value, including an indication of the level within the fair value hierarchy in which each asset and liability is generally classified. Where appropriate, the description includes details of the valuation models and the key inputs to those models.

Money market investments

The Company holds money market investments which are included in receivable from brokers, dealers, clearing organizations and futures commission merchants on the statement of financial condition. Money market investments are valued based on the reported net asset value and are generally classified within level 1 of the fair value hierarchy.

Equity securities

Exchange-traded equity securities

Exchange-traded equity securities are valued using exchange quoted market prices. Valuation adjustments may be applied to the quoted market prices to the extent that exchange-traded securities are infrequently traded. Actively traded exchange-traded equity securities are categorized within level 1 of the fair value hierarchy. Exchange-traded equity securities adjusted from the observable exchange price are categorized within level 2 or level 3 of the fair value hierarchy based on the significance of unobservable inputs to the overall valuation.

Corporate debt securities

The fair value of corporate debt securities is estimated using recently executed transactions, market price quotations (where observable), bond spreads or credit default swap spreads obtained from independent external parties such as vendors and brokers adjusted for any basis difference between cash and derivative instruments. The spread data used are for the same maturity as the bond. If spread data does not reference the issuer, then data that references a comparable issuer is used. When observable price quotations are not available, fair value is determined based on cash

(2) Summary of Significant Accounting Policies, Continued:

Valuation of Financial Instruments, Continued

flow models with yield curves, bond or single name credit default swap spreads and recovery rates as significant inputs. Corporate debt securities and bank debt are generally categorized within level 2 of the fair value hierarchy; in instances where prices, spreads or any of the other aforementioned key inputs are unobservable, they are categorized within level 3 of the fair value hierarchy.

U.S. government and agency securities

U.S. treasury securities

U.S. treasury securities are generally valued using quoted market prices. Accordingly, U.S. treasury securities are generally categorized within level 1or level 2 of the fair value hierarchy.

U.S. agency securities

U.S. agency securities are comprised of two main categories consisting of agency issued debt and mortgage pass-through securities. Non-callable agency issued debt securities are generally valued using quoted market prices. Callable agency issued debt securities are valued by benchmarking model-derived prices to quoted market prices and trade data for identical or comparable securities. Mortgage pass-through securities also include forward settling mortgage pools. The fair value of a mortgage pass-through security is model driven based on spreads of comparable to-be-announced securities. U.S. agency securities are generally categorized within level 2 of the fair value hierarchy.

Residential mortgage-backed securities

Valuations of residential mortgage-backed securities are based on both proprietary and industry recognized models and discounted cash flow techniques. Significant inputs to the valuation of these instruments are the rates and timing of delinquencies, the rates and timing of prepayments, and default and loss expectations, which are driven in part by housing prices. Significant inputs are determined based on relative value analyses, which incorporate comparisons to instruments with similar collateral and risk profiles, including relevant indices. Residential mortgage-backed securities are generally categorized within level 2 or level 3 of the fair value hierarchy.

Commercial mortgage-backed securities

Loans and securities backed by commercial real estate are collateralized by specific assets and may be tranched into varying levels of subordination. Valuation techniques are based on relative value analyses, discounted cash flow techniques or a combination thereof. Significant inputs for

(2) Summary of Significant Accounting Policies, Continued:

Valuation of Financial Instruments, Continued

these valuations include transactions in both the underlying collateral and instruments with the same or substantially the same underlying collateral, credit default swap prices, current levels and trends of market indices, market yields and other factors (such as the operating income generated by the underlying collateral) which are used in determining the amount and timing of expected future cash flows. Commercial mortgage-backed securities are generally categorized within level 2 or level 3 of the fair value hierarchy.

Derivative assets and derivative liabilities

Exchange-traded derivative financial instruments

Exchange-traded derivative financial instruments include equity options and futures. Equity options are generally valued using the average of national best bid offer prices as reported by various exchanges upon which those derivative financial instruments are traded. Futures contracts are generally valued at the closing exchange price. Exchange-traded derivative financial instruments are generally classified within level 1 of the fair value hierarchy.

Over-the-counter ("OTC") derivative financial instruments

OTC derivative financial instruments include swap, option and warrant contracts related to interest rates, foreign currencies, credit standing of reference entities, equity prices or commodity prices. OTC derivative financial instruments are valued using market-based inputs to models, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency.

Depending on the OTC derivative financial instrument and the terms of the transaction, the fair value of an OTC derivative financial instrument can be either observed or modeled using a series of techniques, and model inputs from comparable benchmarks, including closed-form analytic formulas, such as the Black-Scholes option-pricing model, and simulation models or a combination thereof. Where models are used, the selection of a particular model to value an OTC derivative financial instrument depends upon the contractual terms of, and specific risks inherent in, the instrument as well as the availability of pricing information in the market. Similar models are generally used to value similar instruments. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit curves, measures of volatility, prepayment rates and correlations of such inputs. For OTC derivative financial instruments that trade in liquid markets, such as generic forwards, swaps and options, model inputs can generally be verified and model selection does not involve significant management judgment. OTC derivative financial instruments are classified within level 2 of the fair value hierarchy when all of the significant inputs can be corroborated to market evidence.

(2) Summary of Significant Accounting Policies, Continued:

Valuation of Financial Instruments, Continued

Certain OTC derivative financial instruments that trade in less liquid markets with more limited levels of price transparency are classified within level 3 of the fair value hierarchy. The valuations of these less liquid OTC derivative financial instruments are typically based on level 1 and/or level 2 inputs that can be observed in the market, as well as unobservable level 3 inputs. Subsequent to initial recognition, the level 1 and level 2 inputs are updated to reflect observable market changes, with resulting gains and losses reflected within level 3. Level 3 inputs are updated when corroborated by evidence such as similar market transactions, third-party pricing services and/or broker or dealer quotations, or other empirical market data.

Equity interests in exchanges and electronic communication networks ("ECNs")

Equity interests in exchanges and ECNs are generally valued based upon comparables and other market indicators. Equity interests in exchanges and ECNs are generally classified within level 3 of the fair value hierarchy.

Collateral held under securities loan agreements

Collateral held under securities loan agreements may include equity securities and corporate debt securities. The fair value of such securities is estimated using inputs and valuation techniques described above. Collateral held under securities loan agreements are generally categorized within level 1 or level 2 of the fair value hierarchy.

Other Financial Instruments

CH1P estimates the aggregate carrying value of other financial instruments (including receivables and payables) recognized on the statement of financial condition approximates their fair value as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

(3) New Accounting Pronouncements:

In January 2010, the Financial Accounting Standards Board issued updated accounting guidance for fair value measurements and disclosures. This guidance provides amended disclosure requirements related to fair value measurements. Certain disclosure requirements were effective for the Company beginning January 1, 2010, while other disclosure requirements are effective for fiscal years beginning after December 15, 2010. Since these amended principles require only additional disclosures concerning fair value measurements, adoption did not and will not affect the Company's financial condition.

(Expressed in U.S. dollars)

(4) Taxes:

The Company is a Delaware limited liability company and elected to be taxed as a partnership for federal and state income tax purposes. As a partnership, the Company is generally not subject to federal or state income tax directly. The Company's members will include their allocable share of the Company's current year taxable income or loss on their respective federal and state tax filings, as applicable.

The Company is subject to the New York City Unincorporated Business Tax. During 2010, the Company generated tax losses in New York City. At December 31, 2010, the Company had New York City Unincorporated Business Tax loss carryforwards of $119,350,000 which created a deferred tax asset of $4,774,000. As of December 31, 2010, the Company established a full valuation allowance of $4,774,000 since it concluded that it is more likely than not that some portion or all of its deferred tax asset will not be realized.

The Company may be subject to income taxes in other jurisdictions in which it conducts operations.

Under the accounting guidance related to income taxes, the recognition of a benefit from a tax position requires that management determine whether such tax position is "more likely than not" to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If this threshold is met, the tax benefit is then measured and recognized at the largest amount that is greater than 50% likely of being realized upon settlement.

At December 31, 2010, the Company had no unrecognized tax benefits and no interest or penalties accrued.

The Company has filed and it is expected that it will continue to file U.S. federal, Illinois, Massachusetts, New Jersey, New York City, New York State and Texas partnership income tax returns. The Company's filed income tax returns are no longer subject to tax examination for years prior to 2007. At December 31, 2010, the Company has no knowledge of any tax returns of the Company under examination.

(5) Fair Value Disclosures:

The following fair value hierarchy tables present information about the Company's assets and liabilities measured at fair value on a recurring basis based upon the lowest level of significant input to the valuations (see Note 2 for the Company's policies regarding the hierarchy):

	Assets at Fair Value as of December 31, 2010 (in thousands)				
	Level 1	Level 2	Level 3	Netting and Collateral	Total
Corporate debt securities[1]	$ –	$ 622,229	$ –	$ –	$ 622,229
Equity securities:[1]					
Basic materials	206,159	5	–	–	206,164
Consumer	799,681	17,346	–	–	817,027
Energy & utilities	238,785	267	–	–	239,052
Financial	905,733	4,124	–	–	909,857
Industrial	150,311	118	–	–	150,429
Other	61	10	–	–	71
Technology	2,044,626	9	–	–	2,044,635
U.S. government securities[1]	84,540	–	–	–	84,540
Residential mortgage-backed securities[1]	–	306,777	–	–	306,777
Commercial mortgage-backed securities[1]	–	42,095	–	–	42,095
Equity interests in exchanges[1]	–	–	806	–	806
Money market investments[2]	520	–	–	–	520
Collateral held under securities loan agreements	6,190,610	792,930	7,964	–	6,991,504
Total investment assets	10,621,026	1,785,910	8,770	–	12,415,706
Derivative assets:					
Futures[2]	6,154	–	–	–	6,154
Options[1]	2,344,421	5,059	–	–	2,349,480
To-be-announced securities ("TBAs")[2]	–	30,695	–	–	30,695
Warrants[1]	82	4	–	–	86
Gross derivative assets	2,350,657	35,758	–	–	2,386,415
Netting[3]	(6,154)	–	–	1,334	(4,820)
Total derivative assets	2,344,503	35,758	–	1,334	2,381,595
Total assets at fair value	$12,965,529	$1,821,668	$8,770	$1,334	$14,797,301

(5) Fair Value Disclosures, Continued:

	Liabilities at Fair Value as of December 31, 2010 (in thousands)				
	Level 1	Level 2	Level 3	Netting and Collateral	Total
Corporate debt securities[1]	$ –	$ 556,683	$ –	$ –	$ 556,683
Equity securities:[1]					
Basic materials	130,791	–	–	–	130,791
Consumer	400,506	27	–	–	400,533
Energy & utilities	167,252	24	–	–	167,276
Financial	558,818	164	–	–	558,982
Industrial	187,887	–	–	–	187,887
Other	704	14	–	–	718
Technology	216,545	–	–	–	216,545
U.S. government securities[1]	107,348	–	–	–	107,348
Securities loaned[4]	6,190,610	792,930	7,964	–	6,991,504
Total investment liabilities	7,960,461	1,349,842	7,964	–	9,318,267
Derivative liabilities:					
Futures[2]	11,939	–	–	–	11,939
Options[1]	3,200,002	5,863	–	–	3,205,865
TBA's[2]	–	287,562	–	–	287,562
Warrants[1]	94	–	–	–	94
Related party swap (Note 6)	–	–	250	–	250
Gross derivative liabilities	3,212,035	293,425	250	–	3,505,710
Netting[3]	(6,154)	–	–	(293,451)	(299,605)
Total derivative liabilities	3,205,881	293,425	250	(293,451)	3,206,105
Total liabilities at fair value	$11,166,342	$1,643,267	$8,214	$(293,451)	$12,524,372

(1) Amounts are included in securities owned or securities sold, not yet purchased, as applicable on the statement of financial condition.

(2) Included in receivable from or payable to brokers, dealers, clearing organizations and futures commission merchants as discussed in Note 7.

(3) For positions with the same counterparty that cross over the levels of the fair value hierarchy, both counterparty netting and cash collateral netting are included in the column titled "Netting and Collateral." For contracts with the same counterparty, counterparty netting among positions classified within the same level is included within that level. For further information on derivative instruments and hedging activities, see Note 9.

(4) The securities loaned balance reflects only that portion of the obligation to return securities collateral received.

There were no material transfers of financial instruments between levels 1, 2, and 3 during the year ended December 31, 2010.

(Expressed in U.S. dollars)

(6) Transactions with Related Parties:

Administrative Services

Pursuant to an administrative services agreement, the Company incurs direct and allocable administrative, general and operating expenses, including employee compensation and benefits, paid by Citadel LLC and its affiliates, on behalf of the Company. Payable to affiliates as of December 31, 2010 includes $30,411,584 due to Citadel LLC.

CLPH and CDGI incur expenses from Omnium for certain administrative services, a proportionate share of which are allocated to the Company. At December 31, 2010, $231,264 and $90,405 of the Company's expense in relation to these fees was outstanding to be paid to CLPH and CDGI, respectively, and is reflected in payable to affiliates on the statement of financial condition.

Securities Borrowed and Securities Loaned

During the year, the Company engaged in securities borrowing and lending transactions with Citadel Institutional Finance Company Ltd. ("CIFC"). The following table presents information about the fair value of the securities borrowed by the Company from CIFC with the related cash collateral and fair value of securities pledged:

	As of December 31, 2010		
Affiliate	**Fair Value of Securities Borrowed**	**Cash Collateral Pledged**	**Fair Value of Securities Pledged**
CIFC	$ 1,306,483,163	$ 1,340,856,128	$ –

The following table presents information about the fair value of the securities loaned by the Company to CIFC with the related cash collateral and fair value of securities collateral received:

	As of December 31, 2010		
Affiliate	**Fair Value of Securities Loaned**	**Cash Collateral Received**	**Fair Value of Securities Collateral Received**
CIFC	$ 13,088,221,944	$ 7,027,676,688	$ 6,991,504,019

Included in securities borrowed is $3,736,385 of interest receivable from CIFC.

(Expressed in U.S. dollars)

(6) Transactions with Related Parties, Continued:

Clearing Activities

The Company conducted clearing activities with the following affiliated customers: Citadel Global Equities Master Fund Ltd. ("GEMF"), PioneerPath Capital Ltd. ("PPCD"), Surveyor Capital Ltd. ("SURV"), CDRT, Citadel Fixed Income Core SIF Ltd. ("LG01"), and Citadel Equity Fund Ltd. ("CEFL"). The following table presents clearance receivables from and payables to affiliated customers as of December 31, 2010:

	As of December 31, 2010	
Affiliate	**Receivable from affiliated customers**	**Payable to affiliated customers**
GEMF	$ 2,636,836	$ –
PPCD	968,159	–
SURV	730,745	–
CDRT	–	188,001
LG01	–	860,000
CEFL	–	307,547
Total	**$ 4,335,740**	**$ 1,355,548**

Additionally, as of December 31, 2010, the Company had a payable to CIFC, an affiliated broker dealer, in the amount of $9,111,905 related to investment activities, which is reflected in payable to affiliates on the statement of financial condition.

In addition, the Company received rebates and made payments to ECNs for providing or receiving order flow for trades conducted on behalf of affiliated entities. At December 31, 2010, the Company had a receivable from CDRT of $17,272 which is included in receivable for order flow on the statement of financial condition.

Swap

Pursuant to a swap agreement entered into between Citadel Wellington LLC ("Wellington") and the Company on January 1, 2008, the Company allocates a pro rata share of the appreciation or depreciation of its Shared Portfolio Assets (an equity interest in an options exchange as defined in the swap agreement) to Wellington and receives interest related to the financing of its Shared Portfolio Assets from Wellington. Interest accrues at a rate of one month LIBOR plus 1.50% on Wellington's basis in the Shared Portfolio Assets. Wellington's basis is calculated as the total capital of Wellington divided by the sum of the total capital of Wellington plus the total capital of CDGI, times the market value of the Shared Portfolio Assets at the beginning of the month.

At December 31, 2010, the fair value of the swap was $250,048 which is included in payable to affiliates on the statement of financial condition.

(Expressed in U.S. dollars)

(6) Transactions with Related Parties, Continued:

Miscellaneous Related Party Transactions

The Company accounts for its investment in the common stock of CMDX Holdings Ltd. ("CMDX"), an affiliated investment in which the Company owns 29.2%, under the equity method of accounting. At December 31, 2010, the Company's investment in CMDX of $145,206 is included in other assets on the statement of financial condition.

During the year, the Company received a transfer of securities owned and securities sold, not yet purchased from CDRT. As part of the transfer, the Company received $6,089,649 in cash, securities owned with a fair value of $400,784,381 and securities sold, not yet purchased with a fair value of $406,874,030. These securities were transferred at their respective fair values on the date of transfer.

During the year, the Company sold an ECN position with a fair value of $98,167,006 to Citadel Securities Trading LLC, a wholly-owned subsidiary of CST Holdings LLC ("CSTH"), both affiliates. The transaction was based on the fair value of the ECN position on the date of the transfer.

Certain of the Company's present and future obligations arising out of transactions entered into under agreements with various counterparties have been guaranteed by affiliated entities. As of December 31, 2010, CH1P believes that the probability of exercise on these guarantees to be remote given the collateralization on securities lending transactions and the daily mark to market between counterparties involved in the transactions.

(7) Receivables from and Payables to Brokers, Dealers, Clearing Organizations and Futures Commission Merchants:

Amounts receivable from and payable to brokers, dealers, clearing organizations and futures commission merchants at December 31, 2010, consist of the following:

	Receivables	Payables
Securities failed to deliver/receive	$ 18,459,735	$ 5,679,833
Net receivables/payables from brokers, dealers, clearing organizations and futures commission merchants	144,227,779	1,701,027,455
	$ 162,687,514	$ 1,706,707,288

The Company clears certain of its proprietary transactions through clearing brokers. The net receivables/payables from brokers, dealers, clearing organizations and futures commission merchants related to the aforementioned transactions contain cash margin balances and are collateralized by securities owned by the Company. The clearing brokers' internal and regulatory collateral requirements on open short positions and securities purchased on margin require that cash and/or securities be maintained in the Company's accounts to satisfy such requirements.

(7) Receivables from and Payables to Brokers, Dealers, Clearing Organizations and Futures Commission Merchants, Continued:

Included in receivables from clearing organizations are cash deposits held at the clearing organizations of $53,870,730 made in the normal course of business, as well as money market investments of $520,000. The Company pledged U.S. treasury notes to the OCC having a fair value of $11,014,834 to fulfill the Company's clearing fund and margin obligations. The securities pledged were received as collateral for securities reverse repurchase transactions.

(8) Risk Management:

The Company is subject to various risks, including, but not limited to, market risk, off-balance sheet risk, credit risk, currency risk, and liquidity risk. CH1P attempts to monitor and manage these risks on an ongoing basis. While CH1P generally seeks to hedge certain portfolio risks, CH1P is not required and may not attempt to hedge all market or other risks in the portfolio, and it may decide to only partially hedge certain risks.

Market Risk

Market risk is the potential for changes in the value of Financial Instruments. Categories of market risk include, but are not limited to, exposures to equity prices, interest rates, and commodity prices. A description of each such market risk category is set forth below:

- Equity price risks result from exposures to changes in prices and volatilities of individual equities, equity baskets and equity indices.
- Interest rate risks primarily result from exposures to changes in the level, slope and curvature of the yield curve, the volatility of interest rates and credit spreads.
- Commodity price risks result from exposures to changes in spot prices, forward prices and volatilities of commodities, such as electricity, natural gas, crude oil, and petroleum products.

Market risk is directly impacted by the volatility and liquidity of the markets in which the underlying financial instruments are traded. CH1P attempts to manage market risk in various ways, including through diversifying exposures, placing limitations on position sizes and hedging in related securities or derivative financial instruments. The ability to manage market risk may be constrained by changes in liquidity conditions and fast changes in the relative prices, volatilities and correlations between Financial Instruments and the instruments used to hedge such Financial Instruments.

The Company sells various financial instruments which it does not yet own or which are consummated by the delivery of borrowed financial instruments ("short sales"). The Company is exposed to market risk for short sales. If the fair value of a financial instrument sold short increases, the Company's obligation to deliver this instrument, reflected as a liability on the statement of financial condition. A short sale involves the risk of an unlimited increase in the market price of the particular investment

(8) Risk Management, Continued:

Market Risk, Continued

sold short, which could result in an inability to cover the short position and unlimited loss. There can be no assurance that securities necessary to cover a short position will be available for purchase. To attempt to manage this market risk, the Company may hold Financial Instruments which can be used to hedge or settle these obligations and monitors its market exposure daily, adjusting Financial Instruments as deemed necessary. Also, the Company's ability to conduct short sales on certain specified securities could be restricted due to rules enacted by regulatory pronouncements and legislation, thus impacting CH1P's ability to execute its investment strategies on behalf of the Company. Possible impacts include a reduced inventory of shares available for borrowing, and increased transaction costs relating to short selling.

Off-Balance Sheet Risk

The Company enters into investment transactions which may represent off-balance sheet risk. Off-balance sheet risk exists when the maximum potential loss on a particular investment is greater than the value of such investment, as reflected on the statement of financial condition. Off-balance sheet risk generally arises from the use of derivative financial instruments or short sales.

Credit Risk

Credit risk is the risk of losses due to the failure of a counterparty to perform according to the terms of a contract. Since the Company does not clear all of its own securities transactions, it has established accounts with other financial institutions for this purpose. This can, and often does, result in a concentration of credit risk with one or more of these institutions. Such risk, however, is partially mitigated by the obligation of certain of these financial institutions to comply with rules and regulations governing financial institutions in countries where they conduct their business activities. These rules and regulations generally require maintenance of minimum net capital and may also require segregation of customers' funds and financial instruments from the holdings of the financial institutions themselves. The Company actively reviews and attempts to manage exposures to various financial institutions in an attempt to mitigate these risks. The Company also attempts to minimize this credit risk by carrying minimal excess collateral above the specific collateral requirement computed pursuant to the contractual terms between the Company and the financial institutions as applicable.

The Company is exposed to credit risk in its role as a trading counterparty to dealers and customers, as a holder of securities and as a member of exchanges and clearing organizations. The Company's customer activities involve the execution settlement and financing of various transactions. Customer activities are transacted on a delivery versus payment or cash basis. The Company's credit exposure to institutional customer business is mitigated by the use of industry-standard delivery versus payment through depositories and clearing banks.

(8) Risk Management, Continued:

Credit Risk, Continued

The credit risk of exchange-traded and/or centrally cleared derivatives ("cleared derivatives"), such as exchange-traded futures, exchange-traded options and cleared OTC derivative financial instruments, is reduced by the rules or regulatory requirements of the individual exchanges and clearinghouses on which these instruments are traded and cleared. One of the requirements of the exchanges and clearinghouses is that cleared derivatives are margined on a daily basis, which reduces the credit risk related to such cleared derivatives.

The credit risk of non-cleared OTC derivative financial instruments may be greater than that of cleared derivatives given that the non-cleared OTC derivative financial instruments are not regulated and require performance by a counterparty without the guaranty of a central clearinghouse. To the extent that an OTC contract is not collateralized or that there is a delay in the movement of collateral required by a contract, the Company may be exposed to counterparty credit risk. Likewise, any over-collateralization of OTC derivative financial instruments or repurchase agreements exposes the Company to counterparty credit risk. The Company generally enters into OTC derivative financial instrument transactions only with major financial institutions and others chosen after careful credit analysis, in an effort to limit OTC credit risk.

The Company seeks to reduce its exposure to credit risk associated to counterparty nonperformance by obtaining either cash or U.S. government securities collateral from its counterparties. CH1P monitors collateral fair value on a daily basis relative to the Company's counterparties' exposure, and when necessary, attempts to recall any material excess collateral balances. The Company also restricts its exposure to credit losses on derivative financial instruments held by entering into netting arrangements with all of its counterparties. Under the terms of such netting arrangements, if an event of default under such netting agreement occurs, all transactions with the relevant counterparty governed by such netting agreement are able to be terminated and settled on a net basis. Additionally, the Company also seeks to manage credit risk by, among other factors, monitoring exposures to and reviewing creditworthiness of its counterparties and rebalancing financing sources as deemed appropriate.

The Company clears a substantial portion of its equity options and equity securities through Bank of America Corporation or its affiliates, which also maintains the Company's positions. These positions are recorded at fair value under securities owned on the statement of financial condition. In addition, the clearing broker provides the majority of the financing for these securities. This can, and often does, result in a concentration of credit risk with this institution. Such risk, however, is partially mitigated by the obligation of this financial institution to comply with rules and regulations governing broker/dealers, including the requirement to maintain a minimum amount of net capital and may also require segregation of customers' funds and financial instruments from the holdings of the financial institutions themselves. The Company also actively reviews and monitors exposures to various financial institutions in an attempt to mitigate these risks.

(8) Risk Management, Continued:

Credit Risk, Continued

The cash and security account balances held at various major U.S. financial institutions, which typically exceed Federal Deposit Insurance Corporation and Security Investors Protection Corporation insurance coverages, also subject the Company to a concentration of credit risk. CH1P attempts to mitigate the credit risk that exists with the deposits in excess of insured amounts by regularly monitoring the credit ratings of such financial institutions.

The Company may invest in convertible bonds, corporate bonds, and other credit sensitive securities. Until such investments are sold or are paid in full at maturity, the Company is exposed to credit risk relating to whether the issuer will meet its obligations when the securities come due.

Currency Risk

The Company may invest directly in non-U.S. currencies, securities that are denominated in, and that receive revenues in, non-U.S. currencies, or in derivatives that provide exposure to non-U.S. currencies, and as such is subject to the risk that those currencies will decline in value relative to the U.S. dollar, or, in the case of hedging positions, that the U.S. dollar will decline in value relative to the currency being hedged. Currency rates may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by U.S. or foreign governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the United States or abroad. As a result, the Company's investments in non-U.S. currencies and non-U.S. currency-denominated securities may reduce the returns of the Company.

Liquidity Risk

The Company generally invests on a highly leveraged basis, both through its financing arrangements, including repurchase agreements and through the degree of leverage typically embedded in the derivative financial instruments in which it invests. The use of leverage can dramatically magnify both gains and losses. Leverage through margin borrowings requires collateral to be posted with prime brokers, custodians and counterparties. Prime brokers, custodians and counterparties, generally have broad discretionary authority over valuing the collateral posted and requiring the posting of additional collateral. A prime broker, custodian or counterparty may have the right to reduce the value of such collateral or to require the posting of additional collateral even if no actual transaction in the underlying instrument has occurred, potentially resulting in the issuance of a margin call. This could also result in the Company having to otherwise sell assets at a time when the Company would not otherwise choose to do so. In order to mitigate the potential for these situations, CH1P attempts to actively maintain a substantial pool of excess liquidity at the Company for various contingent needs including, among others, mark to market losses on investments, changes in margin requirements as term financing facilities mature, debt repayment, and members' capital activity.

(8) Risk Management, Continued:

Other Risks

Due to investments in specific industries or investments in non-U.S issuers located in a specific country or region, the Company may be subject to elements of risk not typically associated with investments in the U.S. Such concentrations may subject the Company to additional risks resulting from future political or economic conditions in such country or region and the possible imposition of adverse governmental laws or currency exchange restrictions affecting such country or region, which could cause the securities and their markets to be less liquid and prices more volatile than those of comparable U.S. companies.

Legal, tax and regulatory changes could occur during the term of the Company that may adversely affect the Company. In addition, securities and futures markets are subject to comprehensive statutes, regulations and margin requirements. Regulators and self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies. The regulation of derivative transactions and short selling and funds that engage in such transactions is an evolving area of law and is subject to modification by government and judicial actions. The effect of any future regulatory change on the Company could be substantial and adverse.

Contingencies

In the normal course of business, the Company enters into contracts that contain provisions related to general indemnifications. The Company's maximum exposure under these arrangements is unknown, as any such exposure involves possible future claims that may be, but have not yet been, made against the Company, based on events which have not yet occurred. However, based on experience, CH1P believes the risk of loss from these arrangements to be remote.

The Company provides guarantees to securities clearinghouses. Under the standard securities clearinghouse membership agreement, members are required to guarantee the performance of other members. Under these agreements, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet the resulting shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, CH1P believes the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

(9) Derivative Financial Instruments:

The Company transacts in derivative financial instruments including options, futures, TBAs and warrants. These are instruments whose values are based, in part, upon underlying assets, indices, or reference rates or a combination of these factors, and generally represent future commitments to exchange cash flows, or to purchase or sell other financial instruments at specified future dates. A

(9) Derivative Financial Instruments, Continued:

derivative financial instrument may be traded on an exchange or OTC. Exchange-traded derivative financial instruments are standardized and include futures and certain options contracts. OTC derivative financial instruments are negotiated between contracting parties and may include forwards, swaps, and certain options contracts.

Options are contracts that grant the holder of the option, in return for payment of the purchase price (the "premium"), the right to either purchase from or sell to the writer of the option a financial instrument at a specified price within a specified period of time or on a specified date. The writer of options receives premiums and bears the risk of unfavorable changes in the market price of the financial instruments underlying the options, changes in interest rates and market volatility (as applicable). Options written by the Company do not give rise to counterparty credit risk in excess of any unpaid premium because if exercised by the counterparty they obligate the Company, not its counterparty, to perform. Options written by the Company create off-balance sheet risk, as the Company's contingent obligation to satisfy the purchase or sale of securities underlying such options may exceed the amount recognized on the statement of financial condition.

Futures contracts are commitments to either purchase or sell a financial instrument or commodity at a future date for a specified price. These contracts may, in general, be settled in cash or through delivery of the underlying instrument. Futures contracts can be closed out at the discretion of the Company. However, illiquidity in the market could prevent the timely close-out of any unfavorable positions or require the Company to hold those positions until their expiration date, regardless of the changes in their value or the Company's investment strategy. These instruments can involve market risk and/or credit risk in excess of the amount recognized on the statement of financial condition.

TBAs are contracts to purchase or to sell agency mortgage-backed securities to be delivered at a future agreed-upon date; however, the actual pool identities or the number of pools that will be delivered to fulfill the trade obligation or terms of the contract are unknown at the time of the trade. When the Company sells TBA securities, it incurs risks similar to those incurred in short sales. These instruments can involve market risk and/or credit risk in excess of the amount recognized on the statement of financial condition.

(9) Derivative Financial Instruments, Continued:

The following table sets forth the fair value and the notional amount of the Company's derivative contracts by underlying risk exposure as of December 31, 2010. Gross derivative contracts in the table below exclude the effect of netting and do not necessarily represent the Company's actual exposure which may ultimately be reduced by netting agreements. Net derivative contracts represent the fair value of derivative assets and liabilities after the netting of cash collateral and by counterparty, when management believes the legal right of offset exists. At times during the year, the amount of derivative activity may have been greater than or less than the notional amounts as of December 31, 2010 reflected below. Net balances agree to the derivative asset and derivative liability included in the fair value table in Note 5:

	As of December 31, 2010 (in thousands)			
	Derivative Assets		Derivative Liabilities	
	Fair Value	Notional	Fair Value	Notional
Interest rate contracts	$ 27,300	$ 844,631	$ 29,769	$ 552,486
Credit contracts	30,704	402	287,562	2,908
Foreign exchange contracts	8,256	222,210	7,401	264,131
Commodity contracts	102,852	1,451,848	78,365	1,555,922
Equity contracts	2,217,303	49,693,250	3,102,613	50,975,030
Gross derivative contracts	2,386,415	$52,212,341	3,505,710	$53,350,477
Receivable/payable for unsettled transactions	256,408			
Cash collateral netting	38,377			
Counterparty netting	(299,605)		(299,605)	
Net derivative contracts	$2,381,595		$3,206,105	

The Company has concentration risk with respect to the counterparties of its derivative financial instruments. At December 31, 2010, one counterparty represented 95% of the Company's net derivative assets. See Note 8 for a discussion of counterparty risk and risk management.

Certain of the Company's derivative and borrowing agreements contain termination event provisions linked to the Company failing to maintain a predetermined level of net asset value or members' capital over certain periods, and/or the decline of the Company's net asset value or members' capital and/or the decline of the Company's excess net capital as defined in SEC Rule 15c3-1 over certain periods. If the counterparty were to exercise its rights under such provisions, it could elect to cause settlement of the Company's net obligations under such derivative and borrowing agreements. As of December 31, 2010, the Company was in compliance with these trigger provisions.

The Company attempts to manage the risks associated with its derivative financial instruments along with its speculative investing activities in cash instruments as part of its overall risk management process (discussed in Note 8).

(Expressed in U.S. dollars)

(10) Regulatory Requirements:

The Company is a registered broker, dealer and futures commission merchant subject to Rule 15c3-1 of the SEC and Rule 1.17 of the CFTC, which specify uniform minimum net capital requirements for their registrants. The Company has elected to use the alternative method as permitted by Rule 15c3-1. At December 31, 2010, net capital was $413,304,886, which was in excess of the Company's required net capital by $412,304,886. In addition, the Company is subject to minimum capital requirements of exchanges and clearing corporations in which it is a member, which may exceed the minimum net capital requirements of the SEC and CFTC.

The Company is also subject to the requirements of Rule 15c3-3. At December 31, 2010, the Company was required to deposit $1,999,602 in a reserve bank account for the exclusive benefit of customers pursuant to Rule 15c3-3.

The Company is registered with the CFTC as a futures commission merchant and is a member of the National Futures Association in such capacity and is subject to the requirements of CFTC customer segregation Rules 1.20 and Rule 30.7. The Company does not carry accounts of customers trading on U.S. or foreign commodity exchanges, as defined in the Commodity Exchange Act. As a result, there are no reportable amounts as of December 31, 2010.

(11) Subsequent Events:

The Company has performed an evaluation of subsequent events through February 23, 2011, which is the date the financial statement was available to be issued.

On January 1, 2011, CDGI contributed $9,250,000 to the Company.

Also, on January 1, 2011, CDGI and CLPH transferred their interests in the Company to CSTH through a contribution in-kind to CSTH.

CITADEL

CITADEL SECURITIES LLC
(A Delaware Limited Liability Company)

(SEC File Number 8-53574)

Statement of Financial Condition as of December 31, 2010
and Independent Auditors' Report

CITADEL SECURITIES LLC
(A Delaware Limited Liability Company)
(SEC File Number 8-53574)

Statement of Financial Condition
as of December 31, 2010
and Independent Auditors' Report

Claim for Exemption from the Registration
Requirements of the Regulations Adopted by the U.S.
Commodity Futures Trading Commission (the "CFTC") has been filed
by the Commodity Pool Operator of Citadel Securities LLC
on the basis of CFTC Rule 4.13(a)(4)

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 as a PUBLIC DOCUMENT